NATURAL GAS SERVICES GROUP, INC.
2911 S. COUNTY ROAD 1260
MIDLAND, TEXAS 79706
(432) 563-3974
TELECOPIER (432) 563-5567
February 28, 2006
Via Edgar and Facsimile
Securities and Exchange Commission
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Natural Gas Services Group, Inc.
Form S-1 Registration Statement filed January 6, 2006, as amended by
Amendment No. 1 filed February 16, 2006
File No. 333-130879
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Natural Gas Services Group, Inc. (the “Registrant”) hereby requests that the above captioned Registration Statement be declared effective at 1:00 p.m. Washington, D.C. time on Thursday, March 2, 2006, or as soon as practicable thereafter. We confirm to you that the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above captioned Registration Statement. In addition, the Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NATURAL GAS SERVICES GROUP, INC.
By:	/s/ Stephen C. Taylor
Stephen C. Taylor, Chairman of the Board,
Chief Executive Officer and President

February 28, 2006
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Mellissa Campbell Duru

Re:	Natural Gas Services Group, Inc. Registration Statement on Form S-1 Registration No. 333-130879
Ladies and Gentlemen:
The undersigned, Morgan Keegan & Company, Inc., pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby joins in the request of the company that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 1:00 p.m. Eastern time on Thursday, March 2, 2006, or as soon thereafter as practicable.

Sincerely,

MORGAN KEEGAN & COMPANY, INC.

By:	/s/ SUSIE BROWN

Susie Brown, Managing Director